Exhibit 12.1

Ratio of Earnings to Fixed Charges
Amounts in Thousands (except ratios)(1)

	Year Ended December 31,
	2009	2010	2011	2012	2013

Earnings:
Pre-tax income from continuing operations	$149,238	$158,807	$158,711	$169,506	$158,672
Less: Income from equity investees	1,113	1,226	269	212	634
Pre-tax income from continuing operations before adjustment for income from equity investees	148,125	157,581	158,442	169,294	158,038
Add:
Fixed charges	6,956	10,498	19,657	34,210	50,444
Distributions from equity investees	1,337	1,155	1,139	1,310	1,445

Total Earnings	$156,418	$169,234	$179,238	$204,814	$209,927

Fixed Charges:
Interest expense and amortization of loan costs(2)(3)	$4,693	$7,641	$16,849	$31,108	$46,176
Rental expense interest component (4)	2,263	2,857	2,808	3,102	4,268

Total Fixed Charges	$6,956	$10,498	$19,657	$34,210	$50,444

Ratio of Earnings to Fixed Charges	22.5	16.1	9.1	6.0	4.2

(1)
The Company had no preferred stock outstanding and did not pay preferred dividends in any of the periods presented. Consequently, the Company's ratio of earnings to combined fixed charges and preferred stock dividends for each of such periods is identical to the Company's ratio of earnings to fixed charges as indicated above.

(2)	Excludes losses recognized on early extinguishment of debt.
(3)	The Company records interest expense accrued on uncertain tax positions as a component of income taxes. The Company has excluded these costs from both the earnings and fixed charges calculation.
(4)	The Company utilized one-third of rental expenses relating to operating leases as the interest portion which it believes is a reasonable approximation of the interest factor.